Subject to Completion Preliminary Term Sheet dated June 18, 2021

Filed Pursuant to Rule 433

Registration Statement No. 333-233663

(To Prospectus dated December 16, 2019,

Prospectus Supplement dated December 16, 2019 and

Product Supplement COMM LIRN-1 dated June 11, 2021)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	June , 2021 July , 2021 December , 2023
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Leveraged Index Return Notes® Linked to a Basket of Three Commodities
•	Maturity of approximately 2.5 years

•	[115.00% to 125.00%] leveraged upside exposure to increases in the Basket

•	1-to-1 downside exposure to decreases in the Basket, with up to 100.00% of your principal at risk

•	The Basket will be comprised of the WTI Crude Oil Futures Contract, the Copper Spot Price, and the Silver Spot Price. Each Basket Component will be given an approximately equal weight

•	All payments occur at maturity and are subject to the credit risk of Canadian Imperial Bank of Commerce

•	No periodic interest payments

•	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

•	Limited secondary market liquidity, with no exchange listing

•	The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement COMM LIRN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.051 and $9.366 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to CIBC	$ 9.80	$

(1)	For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

June  , 2021

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

Summary

The Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada or any other jurisdiction or secured by collateral. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus). The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes provide you a leveraged return if the Ending Value of the Market Measure, which is the basket of three commodities described below (the “Basket”), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be comprised of the official price per barrel of West Texas Intermediate (“WTI”) light sweet crude oil traded on the New York Mercantile Exchange (the “NYMEX”), stated in U.S. dollars, of the first nearby month futures contract or, on any day that falls on the last trading day of such contract (all pursuant to the rules of the NYMEX), the second nearby month futures contract, as displayed on Bloomberg Page “CL1 <CMDTY>” (or any applicable successor page) (the “WTI Crude Oil Futures Contract”), the official cash offer price per tonne of Grade A copper on the London Metal Exchange (the “LME”) for the spot market, stated in U.S. dollars, as published by the LME and as displayed on Bloomberg page “LOCADY <COMDTY>“ (or any applicable successor page) (the “Copper Spot Price”), and the official fixing price per troy ounce of silver for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. cents, as calculated by the London Silver Market (the “LSM”) and displayed on Bloomberg page “SLVRLN” (or any applicable successor page) (the “Silver Spot Price”) (each, a “Basket Component”). On the pricing date, the WTI Crude Oil Futures Contract will be given an initial weight of 33.34%, and each of the Copper Spot Price and the Silver Spot Price will be given an initial weight of 33.33%.

The economic terms of the notes (including the Participation Rate) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging-related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our pricing models. The initial estimated value as of the pricing date will be based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes		Redemption Amount Determination
Issuer:	Canadian Imperial Bank of Commerce (“CIBC ”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit	The Redemption Amount will not be less than zero.
Term:	Approximately 2.5 years
Market Measure:

An approximately equally weighted basket comprised of the WTI Crude Oil Futures Contract (Bloomberg symbol “CL1”), the Copper Spot Price (Bloomberg symbol: “LOCADY”), and the Silver Spot Price (Bloomberg symbol: “SLVRLN”).

The contract that will be used to determine the price of the WTI Crude Oil Futures Contract on the pricing date will be the contract scheduled for delivery in August 2021, and the contract that will be used to determine the price of the WTI Crude Oil Futures Contract on the calculation day will be the contract scheduled for delivery in February 2024, subject to adjustment depending on when the pricing date and the calculation day occur.

Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The value of the Basket on the calculation day, calculated as specified in “The Basket” on page TS-9 and “Description of LIRNs—Basket Market Measures—Ending Value of the Basket” on page PS-24 of product supplement COMM LIRN-1. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described on page PS-24 of product supplement COMM LIRN-1.
Threshold Value:	100.00% of the Starting Value.
Participation Rate:	[115.00% to 125.00%]. The actual Participation Rate will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging-related charge of $0.075 per unit described in “Structuring the Notes” on page TS-15.
Calculation Agent:	BofA Securities, Inc. (“BofAS”)

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement COMM LIRN-1 dated June 11, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921079912/tm2118050d20_424b5.htm

▪	Prospectus supplement dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073058/a19-24965_3424b2.htm

▪	Prospectus dated December 16, 2019:
https://www.sec.gov/Archives/edgar/data/1045520/000110465919073027/a19-24965_1424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement COMM LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

•     You anticipate that the value of the Basket will increase from the Starting Value to the Ending Value.

•     You are willing to risk a loss of principal and return if the value of the Basket decreases from the Starting Value to the Ending Value.

•     You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

•     You are willing to forgo the rights and benefits of owning a Basket Component or any related futures contract.

•     You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

•     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

•     You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

•      You seek principal repayment or preservation of capital.

•      You seek interest payments or other current income on your investment.

•      You want to receive the rights and benefits of owning a Basket Component or any related futures contract.

•      You seek an investment for which there will be a liquid secondary market.

•     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

Hypothetical Payout Profile and Examples of Payments at Maturity

The graph below is based on hypothetical numbers and values.

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value, and a hypothetical Participation Rate of 120% (the midpoint of the Participation Rate range of [115% to 125%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in WTI crude oil, copper and silver, as measured by the Basket Components.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Threshold Value of 100, a hypothetical Participation Rate of 120% and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Participation Rate and Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Components, see “The Basket Components” section below. All payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(1)	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(2)(3)	0.00%	$10.00	0.00%
110.00	10.00%	$11.20	12.00%
120.00	20.00%	$12.40	24.00%
130.00	30.00%	$13.60	36.00%
140.00	40.00%	$14.80	48.00%
150.00	50.00%	$16.00	60.00%
200.00	100.00%	$22.00	120.00%

(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.
(2)	This is the Threshold Value.
(3)	The Starting Value will be set to 100.00 on the pricing date.

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

Redemption Amount Calculation Examples

Example 1
The Ending Value is 50.00, or 50.00% of the Starting Value:
Starting Value: 100.00 Threshold Value: 100.00
Ending Value: 50.00

Example 2
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 110.00

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement COMM LIRN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

▪	Depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 100% of the principal amount.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Valuation- and Market-related Risks

▪	Our initial estimated value of the notes will be lower than the public offering price of the notes. The public offering price of the notes will exceed our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-15, are included in the public offering price of the notes.

▪	Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which will be determined by reference to our internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Basket, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which MLPF&S, BofAS or any other party would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which MLPF&S, BofAS or any other party would be willing to buy your notes in any secondary market (if any exists) at any time.

▪	Our initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate to be used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and any secondary market prices of the notes.

▪	A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

▪	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades related to the Basket Components and the related futures contracts), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

▪	Changes in the price of one of the Basket Components may be offset by changes in the prices of the other Basket Components.

▪	Ownership of the notes will not entitle you to any rights with respect to any Basket Component or any related futures contracts.

▪	Suspensions or disruptions of trading in any Basket Component and any related futures contracts may adversely affect the value of the notes.

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

▪	Changes in exchange methodology related to a Basket Component may adversely affect the value of the notes prior to maturity.

▪	Legal and regulatory changes could adversely affect the return on and value of your notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

Tax-related Risks

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-29 of product supplement COMM LIRN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Material Income Tax Consequences–Canadian Taxation” in the prospectus, as supplemented by the discussion under “Summary of Canadian Federal Income Tax Considerations” herein.

Additional Risk Factors

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

The notes are linked to a basket of the WTI Crude Oil Futures Contract, the Copper Spot Price and the Silver Spot Price, and not to a diverse basket of commodities or a broad-based commodity index. The prices of the basket components may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the prices of a limited number of commodities, they carry greater risk and may be more volatile than securities linked to the prices of a larger number of commodities or a broad-based commodity index. In addition, the prices of many individual commodities, including the Basket Components, have recently been highly volatile and there can be no assurance that the volatility will lessen.

The price movements in the WTI Crude Oil Futures Contract may not correlate with changes in WTI crude oil’s spot price.

The WTI Crude Oil Futures Contract is a futures contract for WTI crude oil that trades on the NYMEX. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked, in part, to the WTI Crude Oil Futures Contract and not to the spot price of WTI crude oil, and an investment in the notes is not the same as buying and holding WTI crude oil. While price movements in the WTI Crude Oil Futures Contract may correlate with changes in WTI crude oil’s spot price, the correlation will not be perfect and price movements in the spot market for WTI crude oil may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of WTI crude oil may not result in an increase in the price of the WTI Crude Oil Futures Contract. The price of the WTI Crude Oil Futures Contract may decrease while the spot price for WTI crude oil remains stable or increases, or does not decrease to the same extent. Consequently, the value of the notes may be adversely affected.

The market value of the notes may be affected by price movements in distant-delivery futures contracts associated with the WTI Crude Oil Futures Contract.

The price movements in the WTI Crude Oil Futures Contract may not be reflected in the market value of the notes. If you are able to sell your notes, the price you receive could be affected by changes in the values of futures contracts for WTI crude oil that have more distant delivery dates than the WTI Crude Oil Futures Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the WTI Crude Oil Futures Contract, or may decrease to a greater extent, which may adversely affect the value of the notes.

Crude oil prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the market value of the notes.

Historically, oil prices have been highly volatile. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, public health, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the WTI Crude Oil Futures Contract. Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably. If the volatility of the WTI Crude Oil Futures Contract increases or decreases, the market value of the notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the value of the WTI Crude Oil Futures Contract. Additionally, the development of substitute products for oil could adversely affect the value of the WTI Crude Oil Futures Contract and the value of the notes.

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

The notes are subject to risks associated with copper and silver.

The notes are subject to risks associated with copper and silver. The price of copper and silver, has fluctuated widely in recent years. Because the return on the notes is based, in part, on the copper and the silver spot prices, we expect that generally the market value of the notes will depend in part on the market prices of copper and silver and the volatility of copper and silver and related futures contracts (including the frequency and magnitude of price increases and decreases in copper, silver or related futures contracts). The prices of copper and silver is primarily affected by the global demand for and supply of copper and silver which, in turn, is affected by numerous factors, including industrial economic activity, as well as political events; weather; agriculture; disease; labor activity; technological developments; direct government activity (such as embargoes); the availability and price of substitutes for copper and silver in various applications; and other supply disruptions in major producing or consuming regions of copper and silver. The price volatility of copper and silver also affects the value of the futures and forward contracts related to copper and silver and, therefore, the price of copper and silver at any such time. In addition, the market for copper and silver is global, and copper and silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors. The price of copper and silver has recently been, and may continue to be, extremely volatile. These factors may adversely affect the performance of the Basket and, therefore, the market value of, and return on, the notes.

The notes are subject to risks associated with the LBMA and the LME.

The notes are linked, in part, to the copper and the silver spot prices, which are traded on and/or determined by the LBMA and the LME, respectively. Each of the LBMA and the LME is a self-regulatory association (though it is also regulated by the United Kingdom’s Financial Conduct Authority) of metal market participants and is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market. For example, there are no daily price limits on the LBMA or the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LBMA or LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. If the LBMA or the LME ceases operations, or if trading of metals, such as copper or silver, becomes subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA and LME prices as a global benchmark for copper or silver may be adversely affected. All these factors could adversely affect the prices of silver and copper and, therefore, your return on the notes.

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the prices of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section entitled “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of LIRNs—Basket Market Measures” beginning on page PS-22 of product supplement COMM LIRN-1.

If June 15, 2021 were the pricing date, for each Basket Component, the Initial Component Weight, the closing value, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Value(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
WTI Crude Oil Futures Contract	CL1	33.34	72.12	0.46228508	33.34
Copper Spot Price	LOCADY	33.33	9,552.50	0.00348914	33.33
Silver Spot Price	SLVRLN	33.33	2,762.50	0.01206516	33.33
				Starting Value	100.00

(1)	The actual closing value of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of LIRNs—Basket Market Measures—Determination of the Component Ratio for Each Basket Component” beginning on page PS-22 of product supplement COMM LIRN-1 if a Market Disruption Event occurs on the pricing date as to any Basket Component or the pricing date is determined by the calculation agent not to be a Market Measure Business Day for any Basket Component by reason of an extraordinary event, occurrence, declaration or otherwise.

(2)	These were the closing values of the Basket Components on June 15, 2021.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing value of that Basket Component on June 15, 2021 and rounded to eight decimal places.

On the calculation day, the calculation agent will calculate the Ending Value of the Basket by summing the products of (a) the closing value for each Basket Component on such day and (b) the Component Ratio for such Basket Component. If a Market Disruption Event occurs as to any Basket Component on the scheduled calculation day, the closing value of that Basket Component will be determined as more fully described in the section entitled “Description of LIRNs—Basket Market Measures—Ending Value of the Basket” on page PS-24 of product supplement COMM LIRN-1.

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2011 through June 15, 2021. The graph is based upon actual daily historical prices of the Basket Components, hypothetical Component Ratios based on the closing values of the Basket Components as of December 31, 2010, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the relevant exchange. The consequences of any exchange discontinuing publication or determination of a Basket Component are discussed in the section entitled “Description of LIRNs— Discontinuance of a Market Measure” on page PS-22 of product supplement COMM LIRN-1. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor.

The WTI Crude Oil Futures Contract

Crude oil is used as a refined product primarily as transport fuel, industrial fuel and in-home heating fuel. The price of WTI crude oil on any trading day to which the return on the notes is linked is based on the official settlement price per barrel of WTI light sweet crude oil traded on the NYMEX of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX on such date, provided that if such date falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract on such date. The WTI Crude Oil Futures Contract will be the price displayed on Bloomberg page “CL1 <COMODY>” (or any official successor thereto), as it may be modified, replaced or adjusted from time to time.

The Futures Market

An exchange-traded futures contract, such as the WTI Crude Oil Futures Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as the NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The following graph shows the daily historical performance of the WTI Crude Oil Futures Contract in the period from January 1, 2011 through June 15, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 15, 2021, the closing value of the WTI Crude Oil Futures Contract was 72.12.

Historical Performance of the WTI Crude Oil Futures Contract

This historical data on the WTI Crude Oil Futures Contract is not necessarily indicative of the future performance of the WTI Crude Oil Futures Contract or what the value of the notes may be. Any historical upward or downward trend in the price of the WTI Crude Oil Futures Contract during any period set forth above is not an indication that the price of the WTI Crude Oil Futures Contract is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices of the WTI Crude Oil Futures Contract.

Leveraged Index Return Notes®	TS-11

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

The Copper Spot Price

The price of copper to which the return on the notes is linked is the LME official cash offer price in U.S. dollars, per metric tonne of Grade A copper, as published by the LME for cash sellers plus settlement. The Copper Spot Price will be the price displayed on Bloomberg page “LOCADY <COMODY>” (or any official successor thereto), as it may be modified, replaced or adjusted from time to time.

Additional information regarding the Copper Spot Price and the LME’s business continuity procedures is available on the LME’s website.

The following graph shows the daily historical performance of the Copper Spot Price in the period from January 1, 2011 through June 15, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 15, 2021, the Copper Spot Price was 9,552.50.

Historical Performance of the Copper Spot Price

This historical data on the Copper Spot Price is not necessarily indicative of the future performance of the Copper Spot Price or what the value of the notes may be. Any historical upward or downward trend in the Copper Spot Price during any period set forth above is not an indication that the Copper Spot Price is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the Copper Spot Price.

Leveraged Index Return Notes®	TS-12

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

The Silver Spot Price

The price of silver to which the return on the notes is linked is the fixing price per troy ounce of silver for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. cents, as calculated by the London Silver Market and published by the LBMA. The Silver Spot Price will be the price displayed on Bloomberg page “SLVRLN” (or any official successor thereto), as it may be modified, replaced or adjusted from time to time.

Additional information regarding the Silver Spot Price and the LBMA’s business continuity procedures is available on the LBMA’s website.

The following graph shows the daily historical performance of the Silver Spot Price in the period from January 1, 2011 through June 15, 2021. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 15, 2021, the Silver Spot Price was 2,762.50.

Historical Performance of the Silver Spot Price

This historical data on the Silver Spot Price is not necessarily indicative of the future performance of the Silver Spot Price or what the value of the notes may be. Any historical upward or downward trend in the Silver Spot Price during any period set forth above is not an indication that the Silver Spot Price is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for Silver Spot Price.

Leveraged Index Return Notes®	TS-13

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS , BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will in turn purchase the notes from BofAS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

The notes may not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For the purposes of this provision:

(a)	the expression "retail investor" means a person who is one (or more) of the following:

(i)	a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or

(ii)	a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(iii)	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended) as it forms part of domestic law by virtue of the EUWA; and

(b)	the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe for the notes.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive

Leveraged Index Return Notes®	TS-14

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount . In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement COMM LIRN-1.

Leveraged Index Return Notes®	TS-15

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income tax considrations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” in product supplement COMM LIRN-1, which you should carefully review prior to investing in the notes.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year. Non-U.S. holders should consult the section entitled “U.S. Federal Income Tax Summary – Non-U.S. Holders” in product supplement COMM LIRN-1.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Leveraged Index Return Notes®	TS-16

Leveraged Index Return Notes® Linked to a Basket of Three Commodities, due December , 2023

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

Leveraged Index Return Notes®	TS-17